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William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

January 18, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2
File Number: 333-214129

Ladies and Gentlemen:

On behalf of Fifth Street Finance Corp., a Delaware corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s Registration Statement on Form N-2 (Registration No. 333-214129) (the “Registration Statement”) communicated in a phone call on January 18, 2017 between Dominic Minore of the Staff and Matthew Carter of Dechert LLP, outside counsel to the Company. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response.

Legal Comments

1.	Please confirm in your response letter that the disclosure presented in a prospectus supplement for any debt takedown from this shelf registration statement will conform to the disclosure undertakings stated in the Company’s letter to the SEC dated February 11, 2014 and those requested by the Staff in its letter to the Company dated November 15, 2016.

Response:

The Company hereby undertakes that the disclosure presented in a prospectus supplement for any debt takedown from this shelf registration statement will conform to the disclosure undertakings in the Company’s letter to the SEC dated February 11, 2014 and those requested by the Staff in its letter to the Company dated November 15, 2016.

Dominic Minore January 18, 2017 Page 2

2.	Please undertake to add a risk factor in any 497 prospectus addressing the substantial increases from the fiscal year ended September 30, 2015 to the fiscal year ended September 30, 2016 as well as any similar future increases in the Company’s portfolio loans that were placed on non-accrual status year over year.

Response:

The Company hereby undertakes to include a risk factor in any 497 prospectus used in connection with an offering under the Registration Statement addressing the increases in the Company’s portfolio loans that were placed on non-accrual status from the fiscal year ended September 30, 2015 to the fiscal year ended September 30, 2016 as well as any similar future increases.

3.	Please undertake to include in any 497 prospectus a footnote to the cash distribution per share column of the Price Range of Common Stock and Distributions table stating that the Company’s cash distributions included a $0.05 per share tax return of capital during the fiscal year ended September 30, 2016 and add similar disclosure elsewhere as appropriate in such 497 prospectus.

Response:

The Company hereby undertakes to include in any 497 prospectus a footnote to the cash distribution per share column of the Price Range of Common Stock and Distributions table stating that the Company’s cash distributions included a $0.05 per share tax return of capital during the fiscal year ended September 30, 2016 and add similar disclosure elsewhere as appropriate in such 497 prospectus.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Patrick Dalton, Fifth Street Finance Corp.

Steven Noreika, Fifth Street Finance Corp.

Kerry Acocella, Fifth Street Finance Corp.